Exhibit 99.1

Results of Annual General Meeting

29 November 2024

Alta Global Group Limited (“Alta” or “the Company”) advises the results of the Annual General Meeting held today.

Voting on the resolutions put to the meeting was conducted via poll and the results of the poll are reflected in the attached annexure along with details of valid proxies received prior to the meeting.

All resolutions put to the meeting were approved by the required majority, and the change of the Company’s name to Mixed Martial Arts Group Limited will be effective as of December 9, 2024.